Macleod Dixon LLP
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www.macleoddixon.com

File No. 179667

07027301

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

September 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated September 17, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dw 10/17

Connacher
OIL AND GAS LIMITED

PRESS RELEASE

September 17, 2007

CONNACHER COMMENCES STEAM INJECTION AT ITS GREAT DIVIDE POD ONE OIL SANDS PROJECT

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces today that it has commenced the sequential injection of steam into the fifteen steam-assisted gravity drainage ("SAGD") well pairs at Great Divide Pod One, the company's first 10,000 barrels per day oil sands project located approximately 50 miles south of Fort McMurray, Alberta.

The company has now completed the full commissioning of its processing and steam generating plant. As planned, this was a thirty day process that occurred without any major complications. Concurrently, all of the company's fifteen SAGD well pairs were prepared to accept steam and circulation of steam in the injector and producer well bores is accordingly underway.

Connacher plans to steam the wells for approximately ninety days prior to the planned startup of production. The process will be closely monitored to determine the optimum startup date based on individual well response.

"This is a defining moment for Connacher," said Richard Gusella, President and Chief Executive Officer. "With the startup of steaming, we have fulfilled our undertaking to our shareholders, lenders and other stakeholders. In less than four years, a very short period of time for the oil sands, we transformed undeveloped acreage into an operating facility that should shortly see ramped up production, resulting in significant growth to our revenue, cash flow and earnings. We are already looking ahead to our second 10,000 barrels per day oil sands project at Algar (the "Algar Project"), which awaits regulatory approval. We will continue to systematically evaluate our considerable, well-positioned acreage in the Divide region which we believe can provide the basis for sustained and considerable future growth for our company."

Peter Sametz, Executive Vice President and Chief Operating Officer, stated "We are rightly proud of our accomplishment with the startup of steaming at Great Divide Pod One. Congratulations are extended to our management and staff, our consultants, advisors and staff who comprised the construction and commissioning team, to the service sector and to the trades who supported our initiatives. Our state of the art facility can process bitumen, generate steam, clean up and recycle water and house our permanent staff. It was constructed and placed in operation in record time and our next milestone will be to start producing bitumen for sale into the market. Thereafter, we hope to ramp up to capacity at 10,000 barrels per day as expeditiously as possible. This will result in long-life sustainable revenue and cash flow for Connacher, given our solid reserve backing. As the facility is turned over to our permanent operating personnel, we look forward to the future with confidence and with the expectation of a smooth transition from the construction phase."

Connacher Oil and Gas Limited is a Calgary-based crude and natural gas exploration, development and production company. The company's principal asset is its extensive reserve, resource and acreage position in the oil sands of Alberta. In addition, Connacher owns considerable conventional resources in the Marten Creek, Three Hills and Battrum regions of western Canada; owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law including: anticipated bitumen recovery, anticipated bitumen production rates, the planned transition from construction to operations at Great Divide Pod One and the planned development of the Algar Project. Forward-looking statements are frequently characterized by words such as "plan", expect", "project", "intend", "believe", anticipate", estimate", "may", "will", "potential", "proposed' and other similar words, or statements that certain events or conditions" may" or "will" occur. These statements are only predictions. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. Development of the Algar Project is subject to the receipt of all necessary regulatory and stakeholder approvals, the timing of which is uncertain. Additionally, such approvals may impose conditions which may or may not be acceptable to Connacher. For a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For more information, contact:

Richard Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone (403) 538-6201 Fax 538-6225
www.connacheroil.com inquiries@connacheroil.com

END